Exhibit 99.8
Appraisal of
Creekside Apartments
5250 Cherry Creek South Drive
Denver, CO 80246
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

December 5, 2011
Mr. Trent Johnson
Vice President
Fox Partners
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Creekside Apartments 5250 Cherry Creek South Drive Denver, CO 80246
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of November 1, 2011 and update the results of prior appraisals of the Property that were previously prepared by this firm. The property was originally appraised as of February 23, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 16, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 17, 2011 (the “Prior Update”).
This appraisal report addresses changes that have occurred subsequent to the date the Original Report and Prior Update were prepared. The scope of this update appraisal assignment included the collection, confirmation and analysis of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Original Report. The Property was not reinspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Original Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson	December 5, 2011
Fox Partners	Page 2
Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the Property consists of a 11.69-acre site improved with a 328-unit garden-style apartment complex containing 196,448 square feet of rentable area. Additional site improvements include a free-standing building housing the management/leasing office and clubhouse with fitness center, swimming pool with surrounding patio/deck areas, a dog park, sand volleyball court, asphalt-paved driveways and surface parking areas with some covered parking, concrete walkways and mature landscaping. The complex, locally known as the Creekside Apartments, is classified as a Class B apartment community by local market standards. The property, originally developed in 1978, is operating at stabilized occupancy and according to discussions with property management remains in average physical condition.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Creekside Apartments, as of November 1, 2011, is:
TWENTY-FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS
($24,800,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Creekside Apartments (the “Property”) as of November 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The Property was originally appraised as of February 23, 2011, the results of which are communicated in a Self-contained Appraisal Report dated March 16, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 17, 2011 (the “Prior Update”). This Restricted Use Appraisal Report further updates the Original Report, provides an abbreviated level of detail and is intended to be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Original Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
I, Steven J. Goldberg, MAI, certify that to the best of my knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	My compensation for completing this assignment was not contingent upon the development or reporting a predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the person signing this report.

•	I have completed the requirements of the continuing education program of the Appraisal Institute

•	I have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	As of the date of this report, Steven Goldberg, MAI is certified to conduct business in the State of Colorado as a General Real Estate Appraiser (Certification # CG100036063).
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Creekside Apartments

Address:	5250 Cherry Creek South Drive Denver, CO 80246

Location:	The Property is located on the southwest corner of East Kentucky Avenue and Cherry Creek South Drive. This places the subject in the southern portion of the Denver MSA in Central Colorado, approximately 5 miles south of the Denver Central Business District. Neighborhood conditions and composition are assumed to be similar to those reported in the Original Report.

Tax Identification Number:	0618400015000 and 0618400014000 (Denver County Property Assessor’s Office)

Description:	Land:The subject site consists of two continuous tax parcels that, according to public records, contain a total of 11.69 ± acres or 509,420 square feet. The land area is irregular in shape and consists of generally level topography.

Improvements:A 328-unit garden-style apartment complex built in 1978. The improvements consist of 20 two-story residential buildings that contain a total rentable area of 196,448 square feet. Additional site improvements include a free-standing building housing the management/leasing office and clubhouse with fitness center, swimming pool with surrounding patio/deck area, dog park, sand volleyball court, asphalt-paved driveways and surface parking areas with some covered parking, concrete walkways and mature landscaping. The complex, locally known as the Creekside Apartments, is classified as a Class B apartment community by local market standards.

The property is operating at stabilized occupancy and when last inspected by the appraiser at the time the Original Report was prepared, was observed to be in average condition. The current physical condition of the Property is assumed to be similar to that reported in the Original Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	November 1, 2011

Highest and Best Use:	Continued use of the existing improvements
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 2
SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

VALUATION	Current (11/1/2011)	Prior Update (5/31/2010)	Original Report (2/23/2010)
Income Capitalization	$24,800,000	$22,400,000	$21,600,000
Stabilized NOI	$1,490,275	$1,398,722	$1,346,878
Cap Rate	6.0%	6.25%	6.25%
Value per Unit	$75,610	$68,293	$65,854
Value per Sq Ft	$126.24	$114.03	$109.95

Sales Comparison	$23,800,000	$22,100,000	$22,100,000
Value per Unit	$72,500	$67,500	$67,500
Value per Sq Ft	$121.15	$112.50	$112.50

Concluded Value	$24,800,000	$22,400,000	$21,600,000
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Marcus & Millichap “Apartment Research Market Update — Denver Metro Area” (3rd Quarter 2011), RED Capital Group “Multifamily Housing Update — Denver, Colorado (2nd Quarter 2011), and “PWC Real Estate Investor Survey Third Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged in 2010, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, in migration and lower unit turnover. Ongoing single-family foreclosures, rental demand from the Generation Y/Echo-boomers and a limited pipeline of new supply are sustaining the robust recovery in the national apartment market through the third quarter of 2011. Amid these positive factors, however, stale job growth and “persistently high” unemployment remain potential hazards to an enduring expansion.
Effective rent growth turned positive for the U.S. apartment market in 2010, growing 2.3%, based on data by Reis. Amid a stop-and-start economic recovery, effective rents inched up just under 1.0% during the first half of 2011, a level similar to a year ago. Still, Reis forecasts accelerated rent growth during the second half of this year, bringing the annual average to 3.8% as additions to supply remain modest. On average, apartment inventory increased by roughly 114,000 new units annually between 2007 and 2010. In contrast, Reis estimates new supply to total 40,330 units for 2011, or just 35.0% of the prior four-year average. Some investors believe demand will continue to outpace supply while others are more cautious with regard to overbuilding.
Vivid improvements in fundamentals and a historically low cost of capital propelled transaction volume despite steep competition among eager buyers. In the second quarter 2011 alone, total sales volume approached $14.0 billion, a level not seen since early 2008, as per Real Capital Analytics. Due to the large number of well-capitalized investors seeking quality product, this market’s average overall capitalization rate dipped below 6.0% in the third quarter for the first time since midyear 2008. While most investors still favor core assets, nearly one fourth of total sales in the past year included some level of distress.
DENVER APARTMENT MARKET: Denver’s economy continues to improve however employment trends weakened in the second quarter as the pace of year-over-year payroll growth decelerated from 9,200 (0.8%) in the first quarter 2011 to 2,500 (0.2%) in the second quarter. In the first half of the year, Denver’s private sector expanded by 6,400 positions, compared with the loss of 1,200 jobs in the last half of 2010, indicating Denver has entered a sustainable recovery. So far this year, gains were strongest in professional and business services segments, posting an increase of 2.4 percent, or 4,900 spots. It is anticipated that metro employers will add approximately 24,000 jobs in 2011, a 2 percent increase and an improvement from 2010, when 5,200 positions were created.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
Apartment demand slowed in the second quarter. Property managers net leased 1,371 units during the first quarter 2011 but only 577 units in the second. Despite slower tenant demand, the metro vacancy rate declined 40 basis points to 5.4% as no units were completed from April to June. Vacancy improvement was widespread among submarkets. Only the Douglas County submarket experienced rising vacancy year-over-year. In the balance of the submarkets, vacancy declines ranged from —130 basis points (North Glenn/Thornton) to —1,430 basis points (Arapahoe County). Reis expect tenants to absorb another 1,124 units in second half of 2011 and 1,017 in 2012, raising occupancy 60 basis points by year end 2011 to 95.2%.
The pace of year-over-year effective rent growth decelerated slightly from 3.8% in the first quarter 2011 to 3.7% in second quarter. Much of the annual gain was banked in the second half of 2010. Indeed, effective rent rose 2.5% in second half of 2010 and only 1.1% in the first six months of 2011. Five metro submarkets (Denver-North, Aurora-North, Littleton, Arapahoe County and Denver-Downtown) experienced year-over-year effective rent growth of 6.0% or better. Effective rent trends in the other 16 submarkets ranged from —0.7% (Denver-Central) to 5.7% (Denver-Southeast). Reis believe that stout effective rent growth will persist, averaging 3.9% per year from 2011 to 2015.
Denver remains an actively pursued multifamily market. Rising NOIs, combined with growing confidence in the metro’s economic recovery is sparking strong buyer interest for local rental properties. Year-to-date closings are on track to outpace last year’s sales velocity, as a mix of local, out-of-state and institutional buyers re-entered the market in anticipation of near-term rent inflation. Over the past year, private buyers have continued to dominate the market in search of assets priced below $2 million with cap rates around 7 percent, but larger investors also stepped up acquisition efforts considerably. Transaction velocity involving properties sold above $10 million during that period, for instance, accelerated more than 70 percent, driving strong per-unit price growth. Subsequently, average direct cap rates for these larger deals compressed more than 100 basis points to around 6 percent. In the coming year, a blend of investors will continue to pursue apartment properties in the metro, even considering repositioning plays in locations once overlooked, bolstering deal flow into 2012.
Permits for 1,700 units of multifamily housing units were issued in the past 12 months, a 57 increase from the preceding year. Through the trailing 12-month period ending in the third quarter 2011, apartment builders completed 1,490 units, following the addition of 2,120 units one year earlier. Nine apartment projects totaling 1,750 units are under way, the bulk of which are slated for completion beyond 2011. Another 12,950 units are in the planning pipeline, though only a handful have established start dates. Approximately 779 market-rate apartment units will be added to the metro inventory this year, down from 2,335 units in 2010. During the past five years, completions averaged 1,925 units annually.
CONCLUSION: Occupancy levels continue their moderate upward trend. Firming occupancy levels has resulted in rent growth over the past few quarters. As there is balance between new supply and demand and employment growth is anticipated, occupancy should remain firm with moderate increases in rent levels through 2011 and into the foreseeable future. Investment sales transaction velocity in 2011 is outpacing the level realized in 2010 and investor interest remains high. Stabile occupancy levels and prospects for rent growth will continue to encourage investors to target properties within the Denver area.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated. (2) Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of rents charged by substitute and competitive properties in the influencing market area suggest that the Property’s quoted rent structure is within market parameters. Review of the Property’s current rent roll indicates that recent leases are being consummated at or near the quoted rents. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	56	404	22,624	$619	$1.51	$34,216
1 Bedroom / 1 Bath	80	552	44,160	$712	$1.26	$55,440
1 Bedroom / 1 Bath	128	611	78,208	$718	$1.15	$89,600
2 Bedroom / 2 Bath	64	804	51,456	$956	$1.19	$61,184

Totals/Averages	328	599	196,448	$733	$1.22	$240,440
According to historical operating statements, the Property’s occupancy has trended upward since 2008. As of the effective date of value, the Property was 95% occupied and it has operated at an average occupancy level in excess of 96% over the past year. The Property’s strong occupancy is attributed to its competitive position in the influencing market and good quality in comparison to substitute properties in the immediate area. Competitive properties in the immediate area also report strong occupancies that are typically in excess of 95%. Given the Property’s current occupancy level and occupancy levels reported by competitors in the immediate area, a combined vacancy and collection loss allowance of 4% is projected for the appraised fiscal year.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through October 2011 and the 2011 year-to-date operating history through October 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T 12 (Thru 10/2011)		2011 YTD (Annualized)
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit
INCOME
Gross Rent Potential (Market Rent)	$2,423,914	$7,390	$2,461,967	$7,506	$2,888,688	$8,807	$2,946,475	$8,983
Loss to Lease	$62,539	$191	($55,139)	($168)	($401,824)	($1,225)	($442,494)	($1,349)
Concessions	($54,785)	($167)	($39,829)	($121)	($11,238)	($34)	($10,792)	($33)
Vacancy/Credit/Non-revenue Units	($122,025)	($372)	($82,649)	($252)	($63,721)	($194)	($61,670)	($188)

Net Rental Income (NRI)	$2,309,643	$7,042	$2,284,350	$6,964	$2,411,905	$7,353	$2,431,519	$7,413
Utility Reimbursement	$149,255	$455	$174,132	$531	$154,873	$472	$140,879	$430
Other Income	$173,070	$528	$217,718	$664	$246,184	$751	$240,932	$735

Total Property Income (EGI)	$2,631,968	$8,024	$2,676,200	$8,159	$2,812,962	$8,576	$2,813,330	$8,577

EXPENSES
Payroll	$400,867	$1,222	$416,326	$1,269	$391,596	$1,194	$385,205	$1,174
Utilities	$217,075	$662	$216,108	$659	$202,702	$618	$205,752	$627
Maintenance & Repairs	$211,969	$646	$220,160	$671	$207,714	$633	$209,695	$639
Marketing	$53,266	$162	$56,166	$171	$72,570	$221	$75,780	$231
Administration/Office	$87,476	$267	$103,127	$314	$106,132	$324	$99,588	$304
Real Estate Taxes	$120,477	$367	$115,880	$353	$90,054	$275	$82,705	$252
Insurance	$63,391	$193	$96,602	$295	$104,821	$320	$103,853	$317
Management Fee	$130,110	$397	$133,387	$407	$140,245	$428	$139,286	$425
Reserves	$3,019	$9	$39,394	$120	$52,817	$161	$27,497	$84

TOTAL EXPENSES	$1,287,650	$3,926	$1,397,150	$4,260	$1,368,651	$4,173	$1,329,361	$4,053

NET OPERATING INCOME	$1,344,318	$4,099	$1,279,050	$3,900	$1,444,311	$4,403	$1,483,969	$4,524
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Total	Per Unit	Percent
INCOME			% of GPI

Gross Rent Potential (Market Rent)	$2,885,280	$8,797	100.0%
Loss to Lease	($288,528)	($880)	-10.0%
Concessions	($14,426)	($44)	-0.5%
Vacancy/Credit/Non-revenue Units	($115,411)	($352)	-4.0%

Net Rental Income (NRI)	$2,466,915	$7,521	85.5%
Utility Reimbursement	$154,160	$470	5.3%
Other Income	$229,600	$700	8.0%

Total Property Income (EGI)	$2,850,675	$8,691	98.8%

EXPENSES			% of EGI

Payroll	$393,600	$1,200	13.8%
Utilities	$216,480	$660	7.6%
Maintenance & Repairs	$213,200	$650	7.5%
Marketing	$65,600	$200	2.3%
Administration/Office	$101,680	$310	3.6%
Real Estate Taxes	$82,600	$252	2.9%
Insurance	$103,320	$315	3.6%
Management Fee	$85,520	$261	3.0%
Reserves	$98,400	$300	3.5%

TOTAL EXPENSES	$1,360,400	$4,148	47.7%

NET OPERATING INCOME	$1,490,275	$4,544	52.3%
Derivation from Sales: A number of recent sales are outlined within the Sales Comparison Approach that follows this section. The capitalization rates produced by the noted sale transactions fall within a narrow range of 5.9% to 6.5%. The capitalization rates produced from the outlined sales are representative of an appropriate rate for the Property and are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Summit Ridge	Hampden Heights	Conifer Creek	The Foothills	Summit View Village
Date of Sale	9/14/2011	7/22/2011	6/23/2011	6/15/2011	1/12/2011
Year Built	1980	1974	1984/1985	1983	1974
Cap Rate	6.25%	6.5%	5.9%	6.0%	6.0%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Of the properties illustrated above, Summit Ridge, Conifer Creek and Hampden Heights are most similar to the subject property in terms of location. The remaining sale properties are situated in similar alternative locations within the Denver area. Based on recent sales data, a market-derived capitalization rate in the range of approximately 6.0% to 6.5% is considered reasonable for the Property.
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor Survey, 3rd Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	4.75% - 14.00%	Range
	8.34%	Average
Overall Capitalization Rate	3.75% - 10.00%	Range
	5.98%	Average
	4.75% -9.75%	Range
Terminal Capitalization Rate	6.38%	Average
Source: PWC Real Estate Investor Survey, 3rdt Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate as market fundamentals stabilized. The 3rd quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
Source: PWC Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 6.0% to 6.5% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 5.98%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 6.0% is suggested and concluded for the subject property.
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.0%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$1,490,275	÷	6.0%	=	$24,837,917
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of November 1, 2011, by application of the Income Capitalization Approach, is rounded to:
TWENTY-FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS
($24,800,000)
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 9
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity has gained momentum over the past 12 months and there remains adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis.
Numerous sales of apartments in the Denver metropolitan area have occurred subsequent to the date the Original Report and Prior Update were prepared. Sales activity is occurring in all asset classes. Numerous sales of superior Class A assets and inferior Class C assets in need of repositioning were noted during the course of our research. In addition, a number of similar Class B assets have traded hands within the past couple of quarters.
The sales outlined in the following chart are considered representative of current market activity for property similar to the subject of this appraisal. In addition to a couple of the sales transactions previously outlined in the Prior Update namely Hampden Heights and Summit View Village, three other sales are presented and considered in the current valuation analysis. The sales data summarized in the table below and plotted on the map that follows are utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY (Continued)
SUMMARY OF APARTMENT SALES

Name	Summit Ridge	Hampden Heights	Conifer Creek	The Foothills	Summit View Village
Location	8330 E Quincy	8405 E Hampden Ave	12775 Pacific/2205 Racine	3205 W Floyd Ave	17600 West 14th Street
	Denver CO	Denver, CO	Aurora, CO	Englewood, CO	Golden, CO
Grantor	TMF I Summit LLC	AIMCO	TGM Conifer Creek Inc.	NMS Property Svc, Inc.	Skyline Property
Grantee	Summit Ridge Apts LLC	Fairfield Hampden LLC	CRP/GP Conifer Creek LLC	Aukum Mngt LLC	Summit View Property Mngt
Sales Price	$31,150,000	$22,750,000	$38,150,000	$15,650,000	$23,260,000
Sale Date	9/14/2011	7/22/2011	6/23/2011	6/15/2011	1/12/2011
Year Built	1980	1974	1984/1985	1983	1974
No. of Units	360	376	480	217	285
Net Rentable Area (SF)	342,600	233,400	449,528	169,343	260,190
Avg. Unit Size (SF)	952	621	937	780	913
Occuapncy	94%	98%	95%	95%	94%
Price/SF	$90.92	$97.47	$84.87	$92.42	$89.40
Price/Unit	$86,528	$60,505	$79,479	$72,120	$81,614
Net Income	$1,946,875	$1,479,914	$2,235,590	$939,000	$1,395,600
NOI/SF	$5.68	$6.34	$4.97	$5.54	$5.36
NOI/Unit	$5,408	$3,936	$4,657	$4,327	$4,897
Cap Rate (OAR)	6.25%	6.5%	5.9%	6.0%	6.0%
EGIM	N/A	7.7	8.8	N/A	8.7
Expense Ratio (OER)	N/A	50%	48%	N/A	52%
IMPROVED SALES MAP
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 11
SALES COMPARISON APPROACH SUMMARY (Continued)
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

	1	2	3	4	5
Name	Summit Ridge	Hampden Heights	Conifer Creek	The Foothills	Summit View Village
Address	8330 E Quincy	8405 E Hampden Ave	12775 Pacific/2205 Racine	3205 W Floyd Ave	17600 West 14th Street
	Denver CO	Denver, CO	Aurora, CO	Englewood, CO	Golden, CO
Sale Date	9/14/2011	7/22/2011	6/23/2011	6/15/2011	1/12/2011
Price per Unit	$86,528	$60,505	$79,479	$72,120	$81,614
ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$86,528	$60,505	$79,479	$72,120	$81,614
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$86,528	$60,505	$79,479	$72,120	$81,614
Time	0.0%	0.0%	0.0%	0.0%	5.0%

Time Adjusted Price per Unit	$86,528	$60,505	$79,479	$72,120	$85,695

Location	0%	5%	5%	5%	5%
Age/Condition/Quality	0%	0%	-5%	-5%	0%
Average Unit Size	-10%	0%	-10%	-5%	-10%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-10%	5%	-10%	-5%	-5%

Adjusted Price per Unit	$77,875	$63,530	$71,531	$68,514	$81,410
Prior to adjustments, the comparable sales range in price from approximately $60,505 to $86,528 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $63,530 to $81,410 per unit. The mean and median adjusted sales prices equate to $72,572 and $71,531 per unit.
Based on the data considered and implementation of applicable adjustments, a value in the range of $70,000 to $75,000 per unit is suggested. A final value of $72,500 per unit is concluded. The resulting overall property value indication is $23,800,000 (rounded), calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
328	x	$72,500	=	$23,780,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of November 1, 2011, by application of the Sales Comparison Approach, is:
TWENTY-THREE MILLION EIGHT HUNDRED THOUSAND DOLLARS
($23,800,000)
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 12
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Creekside Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$24,800,000
The Sales Comparison Approach	$23,800,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Creekside Apartments, free and clear of financing, as of November 1, 2011 is:
TWENTY-FOUR MILLION EIGHT HUNDRED THOUSAND DOLLARS
($24,800,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 months has occurred.
COGENT Realty Advisors, LLC

Creekside Apartments	December 5, 2011
Denver, Colorado	Addenda Page 13
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC